Morgan Lewis Bockius
1111 Pennsylvania Avenue, Northwest
Washington, D.C. 20004



  Thomas S. Harman
  202.739.5662
  tharman@morganlewis.com





November 3, 2008

VIA EDGAR CORRESPONDENCE

Vincent J. DiStefano
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:   The World Funds, Inc.(File Nos. 333-29289 and 811-08255) (the "Company")

Dear Mr. DiStefano:

This letter responds to our telephone conversation on October 29, 2008, during which you raised a comment concerning the Company's Post-Effective Amendment No. 67, filed with the Commission on September 26, 2008 on Form N-1A for the Epoch U.S. Large Cap Equity Fund (the "Fund"). Your comment and our response are set forth below.

Prospectus

   Comment: Please include disclosure describing growth style risk under the heading "Risk Factors" in each prospectus.

   Response:    We have added the  following  after the third  paragraph  under the heading "Risk Factors" in each prospectus:

      Investment Style Risk - Growth stock prices reflect projections of future earnings or revenues, and can, therefore, fall dramatically if the company fails to meet those projections. Growth stocks, relative to their current earnings or assets, may be more expensive than value or other stocks. Prices of these companies' securities may be more volatile than other securities, particularly over the short term.

                            * * * * * * * * * * * *

I hereby acknowledge on behalf of the Company that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and
(iii) the Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Please do not hesitate to contact me with any questions or comments at 202.739.5662.

Sincerely,




Thomas S. Harman

Enclosures

cc:   Karen Shupe
      Julie Gibbs